Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

 April 27, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Marianne Dobelbower

Re:	Post-Effective Amendment No. 109 to the Registration Statement on Form N-1A of Deutsche Institutional Funds (the “Registrant”) (Reg. Nos. 033-34079 / 811-06071) with respect to Deutsche U.S. Multi-Factor Fund (the “Fund”), a series of the Registrant

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on April 5, 2017 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on February 15, 2017 and has an effective date of May 1, 2017.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

Comments to the Fund’s Prospectus

1.	Comment: Please confirm that any fee waivers reflected in the expense table will remain in effect for at least one year from the date of the Fund’s prospectus.

Response: The disclosure below the expense table reflects that fee waivers are in effect through April 30, 2018.

2.	Comment: Please explain whether the expense waiver/reimbursement arrangements reflected in the Fund’s prospectus provide for the recoupment of fees beyond the period.

Response: The Fund’s expense waiver/reimbursement arrangements do not provide for recoupment of fees.

3.

Comment: In the “Principal Investment Strategy” section, please consider revising the description of the Underlying Index to provide a clearer description.

Please explain whether the expense waiver/reimbursement arrangements reflected in the Fund’s prospectus provide for the recoupment of fees beyond the period.

Response: The disclosure has been revised.

4.	Comment: In the description of the Russell 1000 Index, please consider whether the index coverage might be better described as including both large and mid-cap equity securities.

Response: The Fund believes the current disclosure is appropriate as it is consistent with the description of the Russell 1000 Index that the Frank Russell Company includes on its website.

5.	Comment: In the “Principal Investment Strategy” section, consider revising the descriptions of the Value, Momentum, Low Volatility and Size factors used to construct the Underlying Index.

Response: The disclosure describing the Value factor has been revised to clarify that the Underlying Index methodology seeks companies with lower market valuations compared to fundamental valuation. The disclosure describing the Momentum factor has been revised to clarify that the Underlying Index methodology seeks stocks that are expected to have continuing strong performance. The disclosure describing the Low Volatility factor has been revised to clarify that the Underlying Index methodology seeks to compare stocks based on risk profiles. The disclosure describing the Size factor has been revised to indicate that the Underlying Index methodology seeks smaller companies with excess returns relative to large companies.

6.	Comment: Please confirm that the Fund does not intend to use short positions.

Response: The Fund does not intend to use short positions.

7.	Comment: The “Principal Investment Strategy” section indicates that companies in the Underlying Index are weighted based on their relative exposure to the five stated factors. Please disclose whether the factors are weighted equally or if one or more factors are given greater weight.

Response: Additional disclosure has been added.

8.	Comment: The “Principal Investment Strategy” section discloses that the Fund may invest in money market funds. Please consider whether the expense table should include an entry for “Acquired funds fees and expenses” because such expenses are expected to exceed 0.1% of Fund expenses.

Response: Expenses relating to the Fund’s investment in money market funds are expected to be less than 0.1% of the Fund’s total expenses, and therefore Acquired fund fees and expenses will not be included in the expense table.

9.	Comment: In the “Management process” section, the prospectus states that portfolio management uses quantitative analysis techniques to structure the Fund. Please consider adding disclosure explaining how such analysis techniques are used, given earlier disclosure that the Fund is passively managed.

Response: Disclosure regarding the Fund’s management process has been revised, including removal of the reference to the use of quantitative analysis techniques.

10. Comment: Under the heading “Derivatives” please describe the derivative instruments to be used by the Fund and their main risks.

Response: The Fund believes that the current disclosure in the prospectus, and further in the statement of additional information, regarding the use of derivatives and their risks is appropriate.

11. Comment: Please consider whether any of the following are principal risks of the Fund and, if so, add relevant risk disclosure: equity securities risk, ADR risk, money market funds risk, convertible securities risk and structured notes risk.

Response: The Fund believes that, with the exception of equity securities risk, the noted risks do not constitute principal risks of the Fund. With regard to investment in equity securities, the Fund believes that the general risks associated with such investments are covered in the “Stock market risk” disclosure.

12. Comment: In “Momentum securities risk,” please clarify what “positive momentum” means.

Response: Clarifying disclosure has been added.

13. Comment: In “Quality stocks risk,” please describe the factors considered in determining whether a stock is a “quality stock.”

Response: Disclosure of the factors considered to determine the quality of a security have been added.

14. Comment: In “Liquidity risk,” please consider making the disclosure more specific to the Fund.

Response: The Fund believes the existing disclosure accurately describes the risks applicable to the Fund.

15. Comment: Under the “Past Performance” section, while the Fund does not have any performance to be included, consider adding the narrative explanation required by Item 4(b)(2)(i) of Form N-1A.

Response: Disclosure has been added.

16. Comment: Please revise disclosure under the “Fund Details” section of the prospectus consistent with the comments made to the summary section of the prospectus.

Response: Revisions made to the summary section of the prospectus have been made in the “Fund Details” section as appropriate.

17. Comment: In the “Fund Details” section, please clarify in “Multifactor risk” what is meant by “in their respective target markets.”

Response: The noted disclosure has been revised.

18. Comment: Please add disclosure regarding the risk that portfolio management may not be able to fully replicate the performance of the Underlying Index.

Response: Please note that such disclosure is included in the risk labeled “Indexing risk” in the summary and “Fund Details” sections of the prospectus.

19. Comment: Under the “Other Policies and Risks” section, there is disclosure regarding the possibility that the Fund may trade actively. Please consider whether such disclosure is appropriate for this Fund.

Response: The Fund believes that this disclosure is generally applicable to funds investing in equities, including the Fund. We note that the disclosure is included only in the “Fund Details” section of the prospectus, which reflects the Fund’s expectation that significant portfolio turnover is not a principal risk factor for the Fund.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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